================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   ----------


                                    FORM 11-K


[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [Fee Required]

                     For the fiscal year ended June 30, 1998

                                       OR

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

             For the transition period from _________ to __________

                          Commission File Number 1-8703


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WESTERN DIGITAL CORPORATION
                            8105 Irvine Center Drive
                            Irvine, California 92618

                                  INTRODUCTION

        Western Digital Corporation (the "Company") has established the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan. The Plan is a cash or deferred arrangement plan intended to qualify under
Section 401(k) of the Internal Revenue Code of 1986, as amended.


                              REQUIRED INFORMATION

I.  Financial Statements:

    These statements are listed in the Index to the Financial Statements.

II. Exhibits:

    Consent of Independent Auditors.

                                   SIGNATURES

        THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.


                                          WESTERN DIGITAL CORPORATION RETIREMENT
                                          SAVINGS AND PROFIT SHARING PLAN


Date:  December 23, 1998                  By: /s/ DUSTON M. WILLIAMS
       -----------------                      ----------------------------------
                                              Duston M. Williams
                                              Chairman of the Retirement
                                              Plan Committee

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                                                                                            Page
                                                                                           ------
Independent Auditors' Report.............................................................     5

Statements of Net Assets Available for Plan Benefits as of June 30, 1997 and 1998........     6

Statements of Changes in Net Assets Available for Plan Benefits
        for the years ended June 30, 1997 and 1998.......................................     7

Notes to Financial Statements............................................................  8-17

Schedule I -- Item 27a -- Schedule of Assets Held for Investment Purposes ...............    18

Schedule II -- Item 27b -- Schedule of Loans or Fixed Income Obligations.................    19

Schedule III -- Item 27d -- Schedule of Reportable Transactions..........................    20

Schedules of Prohibited Transactions and Leases in Default are not included herein because there were no such transactions during the period.

                          INDEPENDENT AUDITORS' REPORT



Retirement Plan Committee of the Board of Directors
Western Digital Corporation
Retirement Savings and Profit Sharing Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan") as of June 30, 1997 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Western Digital Corporation Retirement Savings and Profit Sharing Plan as of June 30, 1997 and 1998, and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes, Schedule of Loans or Fixed Income Obligations and Schedule of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                                 KPMG PEAT MARWICK LLP


Orange County, California
December 14, 1998

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)

                                                                         June 30,
                                                                 ------------------------
                                                                   1997            1998
                                                                 --------        --------
Assets
     Investments, at current value: (Notes 1, 2, 4 and 5)
         Debt and equity securities .....................        $125,200        $138,486
         Participant loans ..............................           4,195           5,147
                                                                 --------        --------
             Total investments ..........................         129,395         143,633
     Cash and cash equivalents ..........................           1,609              63

     Receivables (Notes 2 and 3)
         Participants' contributions ....................             982              --
         Employer's contribution ........................             309              --
         Employer's profit sharing contribution .........           7,142              --
                                                                 --------        --------
             Total assets ...............................        $139,437        $143,696
                                                                 ========        ========

Net assets available for Plan benefits:
         Available to terminated participants ...........        $ 27,833        $ 31,301
         Available to continuing participants ...........         111,604         112,395
                                                                 --------        --------
             Net assets available for Plan benefits .....        $139,437        $143,696
                                                                 ========        ========

   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                 (IN THOUSANDS)

                                                        Year ended June 30,
                                                    --------------------------
                                                       1997             1998
Additions to net assets:
     Participants' contributions ..............     $  10,969        $  13,468
     Employer's contributions .................         2,665            2,880
     Employer's profit sharing contributions...         7,142               --
                                                    ---------        ---------
         Total contributions ..................        20,776           16,348

     Interest and dividend income .............         5,973            7,973
     Realized/unrealized gain (loss) ..........        27,361          (12,638)
                                                    ---------        ---------
         Total investment income (loss) .......        33,334           (4,665)
                                                    ---------        ---------

         Total additions ......................        54,110           11,683

Deductions from net assets:
     Participant distributions paid ...........         7,334            7,424
                                                    ---------        ---------
         Increase in net assets available
             for Plan benefits ................        46,776            4,259
Net assets available for Plan benefits at
     beginning of year ........................        92,661          139,437
                                                    ---------        ---------
Net assets available for Plan benefits at
     end of year ..............................     $ 139,437        $ 143,696
                                                    =========        =========

   The accompanying notes are an integral part of these financial statements.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                          NOTES TO FINANCIAL STATEMENTS


(1)     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Basis of Presentation
        ---------------------

        The accompanying financial statements of the Western Digital Corporation Retirement Savings and Profit Sharing Plan (the "Plan"), formerly known as the Western Digital Corporation Savings and Profit Sharing Plan, have been prepared on an accrual basis of accounting and present the net assets available for Plan benefits as of June 30, 1997 and 1998 and changes in net assets available for Plan benefits for the years ended June 30, 1997 and 1998.

        Valuation of Investments
        ------------------------

        Investments in marketable securities and common stock traded on national security exchanges are valued at current market values, determined through reference to public market information on the last business day of the Plan's fiscal year. Securities not traded on the last business day are valued at the last reported bid price. At June 30, 1997 and 1998, the Plan held investments in mutual funds, which are reported at fair market value. Cash and cash equivalents are valued at cost plus accrued interest which approximates market. Participant loans are carried at their contract value which approximates fair market value.

        Income Tax Status
        -----------------

        The Internal Revenue Service has determined and informed Western Digital Corporation (the "Company") by a letter dated January 17, 1997, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the requirements of the IRC.

        Use of Estimates
        ----------------

        The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(2)     DESCRIPTION OF THE PLAN

        General
        -------

        The Plan is a defined contribution plan as defined by the Employee Retirement Income Security Act of 1974. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

        Contributions
        -------------

        U.S. based employees of the Company, who meet the Plan's eligibility criteria, are eligible to participate in the Plan and to receive employer matching contributions. Eligible employees may elect to contribute up to 14% of their compensation on a pretax basis and 9% of their compensation on an after tax basis (with an aggregate limit of 14%) for investment in 12 funds, provided that contributions do not exceed IRS limitations. The Company may make contributions equal to 50% of pretax participant contributions to the Plan, which are limited to 5% of the participant's compensation. The Company may also make additional contributions at its discretion. The Company may suspend matching contributions when it does not have

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN sufficient net profits to make the applicable matching contribution. Contributions to the Plan are recorded as soon as administratively possible after the Company makes payroll deductions from Plan participants.

        Investments
        -----------

        Participants designate their contributions, and those made by the Company, for investment in any or all of the following funds:


          Fund                            Investment Strategy
          ----                            -------------------

        Puritan Fund The Puritan Fund purchases shares in the Fidelity Puritan Mutual Fund, which invests primarily in common stock, preferred stock and bonds of corporations with an emphasis on growth.

        Blue Chip Fund         The Blue Chip Fund purchases shares in the
                               Fidelity Blue Chip Mutual Fund, which invests primarily in common stock of well-known and established companies.

        Magellan Fund          The Magellan Fund purchases shares in the
                               Fidelity Magellan Mutual Fund, which invests primarily in common stock and securities convertible into common stock of corporations with an emphasis on capital appreciation.

        Stable Value Fund      The Stable Value Fund purchases shares in the
                               T. Rowe Price Stable Value Mutual Fund, which invests primarily in guaranteed investment contracts ("GICs"), bank investment contracts
                               ("BICs") and structured investment contracts
                               ("SICs").

        Western Digital        The Western Digital Common Stock Fund invests
        Common Stock Fund      in the Company's common stock.

        International          The International Stock Fund purchases shares in
        Stock Fund             the T. Rowe Price International Stock Mutual
                               Fund, which invests primarily in common stock of well-established, non-U.S. corporations.

        Small-Cap Value Fund   The Small-Cap Value Fund purchases shares in the
                               T. Rowe Price Small-Cap Value Mutual Fund, which invests primarily in common stock of corporations with a market value of $500 million or less that appear undervalued compared to industry norms.

        Science & Technology   The Science and Technology Fund purchases shares
        Fund                   in the T. Rowe Price Science and Technology
                               Mutual Fund, which invests primarily in common
                               Fund stock of companies expected to benefit from the development, advancement, and use of science and technology.

        Equity Income Fund     The Equity Income Fund purchases shares in the T.
                               Rowe Price Equity Income Mutual Fund, which invests primarily in dividend-paying common stock, particularly of established companies with favorable prospects for both increasing dividends and capital appreciation.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

          Fund                            Investment Strategy
          ----                            -------------------

        Spectrum               The Spectrum Income Fund purchases shares in the
        Income Fund            T. Rowe Price Spectrum Income Mutual Fund, which
                               invests primarily in a diversified group of T.
                               Rowe Price mutual funds which, in turn, invest principally in fixed income securities.

        Equity Index           The Equity Index Fund purchases shares in the T.
        Trust                  Rowe Price Equity Index Trust, which invests in,
                               to the extent practicable, all 500 stocks the Standard & Poor's 500 Stock Index comprises in proportion to their respective weighting in the index.

        Small Company          The Small Company Growth Fund purchases shares in
        Growth Fund            the Warburg Pincus Small Company Growth Portfolio
                               Mutual Fund, which invests primarily in common stock of small-sized domestic corporations.


        On June 30, 1997, the Plan closed the Disciplined Equity Fund and transferred all participant balances invested in this fund into any or all of the remaining funds offered by the Plan as instructed by the individual participants. In the event that no designation was made by a participant, amounts invested in the Disciplined Equity Fund were transferred to the Stable Value Fund at June 30, 1997.

        As of June 30, 1998, all of the Plan's assets were invested in mutual funds, Western Digital common stock, cash and cash equivalents or participant loans. Participants may transfer all or a portion of the balance in their accounts between investment funds on a daily basis.

        As of June 30, 1998, the following investments represented greater than 5% of the market value of the Plan's net assets (in thousands):

               Fund                                            Market Value
               ----                                            ------------
               Puritan Fund                                      $18,597
               Blue Chip Fund                                      7,651
               Magellan Fund                                      31,516
               Stable Value Fund                                  25,372
               Western Digital Stock Fund                         15,392
               Small-Cap Value Fund                                7,437
               Science & Technology Fund                          10,777
               Equity Income Fund                                 11,232

        Participant Loans
        -----------------

        Loans can be made to a participant up to an amount equal to the lesser of $50,000 or 50% of a participant's vested account balance. The loans bear interest at 1% above the current prime rate published by T. Rowe Price Trust Company and are generally payable in installments over periods ranging from one to five years, unless the loan is used for the purchase of a primary residence, in which case the repayment period may be up to ten years. Principal and interest payments are allocated to the participants' accounts in the same manner as their current contributions. The Plan allows participants to have no more than two active loans at a time. The annual interest rate charged on employee loans during 1998 ranged from 7% to 10%.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        Participant Accounts
        --------------------

        A separate account is maintained for each participant in each designated fund. Each account is adjusted for contributions and net investment income or loss on a daily basis. Net investment income or loss is allocated to the accounts in the same proportion as the participant's beginning account balance invested in the fund (as defined in the Plan) bears to the total of all participants' beginning account balances invested in the fund.

        Payment of Benefits
        -------------------

        Upon termination, participants may receive a lump-sum payment in cash and/or shares of the Company's common stock. The nonvested portion of terminated participants' accounts is forfeited subject to a five-year reinstatement period. Forfeitures are allocated annually to remaining participants in the same ratio as each participant's compensation for the plan year bears to the total compensation for the plan year of all participants eligible to share in the allocation.

        Certain restrictions apply to withdrawals of amounts from the Plan while a participant continues to be employed by the Company.

        Vesting
        -------

        Participants are at all times one hundred percent vested in the value of their voluntary contributions and the Company's profit sharing contributions. A participant is fully vested in the Company's matching contributions and earnings thereon after five years of service (as defined in the Plan), or upon retirement (at normal retirement age), permanent disability or death. The Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants will become fully vested in their accounts.

        Administration of the Plan
        --------------------------

        The Retirement Plan Committee (the "Committee"), appointed by the Board of Directors and consisting of at least three members, has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a non-discretionary trust by T. Rowe Price Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Committee or its designees. The compensation or fees of accountants, counsel and other specialists and any other costs of administering the Plan or the trust are paid by the Company or charged to the trust at the discretion of the Company.

        (3) PROFIT SHARING FEATURE

        The Company adopted an annual profit sharing feature effective as of the beginning of the Company's 1992 fiscal year. All eligible domestic employees of the Company who are employed on the last day of the Company's fiscal year are eligible to participate in the profit sharing component. The amount of profit sharing paid to participants is dependent upon their eligible compensation earned during the fiscal year. A portion of each eligible participant's allocation of the Company's profit sharing contribution is deposited into an individual profit sharing account established under the Plan (6.0% and 0% of eligible fiscal year compensation in 1997 and 1998, respectively) and the excess allocable to such participant, if any, is paid as a fiscal year-end cash bonus. Benefits are generally payable following retirement, disability, death, hardship or termination of employment. During 1997 and 1998, the Company authorized 4.1% and 0%, respectively, of defined pre-tax profits to be allocated to the participants. In 1997 and 1998, the Company contributed $7,141,684 and $0, respectively, as profit sharing to the Plan.

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        (4) INVESTMENTS

        The Plan's investments consist of the following at June 30, 1997 (in thousands):

                                                               Shares                      Current
                                                                Held         Cost           Value
                                                               ------      --------       --------
        Puritan Fund:
           Fidelity Puritan Mutual Fund.......................    803      $ 13,316       $ 15,505

        Blue Chip Fund:
           Fidelity Blue Chip Mutual Fund.....................    106         3,404          4,027

        Magellan Fund:
           Fidelity Magellan Mutual Fund......................    257        20,317         23,432

        Stable Value Fund:
          T. Rowe Price Stable Value Mutual Fund.............. 22,103        22,009         22,103

        Western Digital Common Stock Fund.....................  1,150        19,378         36,355

        International Stock Fund:
           T. Rowe Price International Stock Mutual Fund......    185         2,463          2,850

        Small-Cap Value Fund:
           T. Rowe Price Small-Cap Value Mutual Fund..........    223         4,166          4,842

        Science & Technology Fund:
           T. Rowe Price Science & Technology Mutual Fund.....    271         8,287          8,243

        Equity Income Fund:
           T. Rowe Price Equity Income Mutual Fund............    273         5,858          6,851

        Spectrum Income Fund:
           T. Rowe Price Spectrum Income Mutual Fund..........     87           966            992

        Western Digital Participant Loans.....................     --         4,195          4,195
                                                                           --------       --------
                                                                           $104,359       $129,395
                                                                           ========       ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        The Plan's investments consist of the following at June 30, 1998 (in thousands):


                                                               Shares                      Current
                                                                Held         Cost           Value
                                                               ------      --------       --------
        Puritan Fund:
           Fidelity Puritan Mutual Fund.......................    880      $ 15,195       $ 18,597

        Blue Chip Fund:
           Fidelity Blue Chip Mutual Fund.....................    163         5,956          7,651

        Magellan Fund:
           Fidelity Magellan Mutual Fund......................    287        24,161         31,516

        Stable Value Fund:
          T. Rowe Price Stable Value Mutual Fund.............. 25,372        25,372         25,372

        Western Digital Common Stock Fund ....................  1,303        26,263         15,392

        International Stock Fund:
           T. Rowe Price International Stock Mutual Fund......    213         2,973          3,252

        Small-Cap Value Fund:
           T. Rowe Price Small-Cap Value Mutual Fund..........    310         6,476          7,437

        Science & Technology Fund:
           T. Rowe Price Science & Technology Mutual Fund.....    340        10,461         10,777

        Equity Income Fund:
           T. Rowe Price Equity Income Mutual Fund............    412         9,774         11,232

        Spectrum Income Fund:
           T. Rowe Price Spectrum Income Mutual Fund..........    215         2,487          2,536

        Equity Index Trust:
           T. Rowe Price Equity Index Trust...................    144         3,624          4,199

        Small Company Growth Fund:
           Warburg Pincus Small Company Growth Portfolio
           Mutual Fund........................................     33           503            525

        Western Digital Participant Loans.....................     --         5,147          5,147
                                                                           --------       --------
                                                                           $138,392       $143,633
                                                                           ========       ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

(5)     NET ASSETS AND CHANGES IN NET ASSETS BY FUND

        The net assets at June 30, 1997 and 1998 and changes in net assets for the years ended June 30, 1997 and 1998, allocated to the separate investment funds are shown below.

        Net assets available for Plan benefits by fund (in thousands):

                                                                    June 30, 1997
                                   ----------------------------------------------------------------------------------
                                                                                     Western     Inter-
                                                 Blue                   Stable       Digital     national   Small-Cap
                                    Puritan      Chip      Magellan      Value       Common       Stock       Value
                                      Fund       Fund        Fund        Fund      Stock Fund     Fund        Fund
                                   --------    --------    --------    --------    ----------   ---------   ---------
Assets
  Investments, at current value .. $ 15,505    $  4,027    $ 23,432    $ 22,103     $ 36,355    $  2,850    $  4,842
  Cash and cash equivalents ......       53          11          --       1,539            6          --          --
  Receivables
   Participants' contributions ...      109          60         136         148          132          51          67
   Employer's contribution .......       37          20          44          50           39          16          20
   Employer's profit sharing
      contribution ...............      647         348         896       2,254          998         242         356
                                   --------    --------    --------    --------     --------    --------     -------
                                     16,351       4,466      24,508      26,094       37,530       3,159       5,285
  Interfund receivable(payable) ..        8           5          12         (67)          15           3           5
                                   --------    --------    --------    --------     --------    --------     -------
Net assets available for
  Plan benefits .................. $ 16,359    $  4,471    $ 24,520    $ 26,027     $ 37,545    $  3,162    $  5,290
                                   ========    ========    ========    ========     ========    ========    ========

                                                                June 30, 1997 (Continued)
                                  -----------------------------------------------------------------------------------
                                   Science &    Equity     Spectrum     Equity       Small
                                  Technology    Income      Income      Index       Company    Participant   Total
                                     Fund        Fund       Fund        Trust     Growth Fund     Loans       Plan
                                   --------    --------    --------    --------    ----------- -----------  --------
Assets
  Investments, at current value .. $  8,243    $  6,851    $    992    $     --     $     --    $  4,195    $129,395
  Cash and cash equivalents ......       --          --          --          --           --          --       1,609
  Receivables
   Participants' contributions ...      156          94          16           9            4          --         982
   Employer's contribution .......       45          30           5           2            1          --         309
   Employer's profit sharing
     contribution ................      709         498         114          61           19          --       7,142
                                   --------    --------    --------    --------     --------    --------    --------
                                      9,153       7,473       1,127          72           24       4,195     139,437
  Interfund receivable(payable) ..        9           6           2           1            1          --          --
                                   --------    --------    --------    --------     --------    --------    --------
Net assets available for
  Plan benefits .................  $  9,162    $  7,479    $  1,129    $     73     $     25    $  4,195    $139,437
                                   ========    ========    ========    ========     ========    ========    ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        Net assets available for Plan benefits by fund (in thousands):

                                                                         June 30, 1998
                                   ----------------------------------------------------------------------------------------
                                                                                             Western     Inter-
                                                   Blue                          Stable      Digital    national  Small-Cap
                                   Puritan         Chip          Magellan        Value       Common       Stock     Value
                                     Fund          Fund           Fund           Fund      Stock Fund     Fund      Fund
                                   -------        -------        --------       -------    ----------   --------  ---------
Assets
  Investments, at current value... $18,597        $ 7,651        $31,516        $25,372      $15,392     $3,252    $7,437
  Cash and cash equivalents.......      55             --             --              8           --         --        --
                                   -------        -------        -------        -------      -------     ------    ------
                                    18,652          7,651         31,516         25,380       15,392      3,252     7,437
  Interfund receivable(payable)...       7              6             10            (64)          13          3         4
                                   -------        -------        -------        -------      -------     ------    ------
Net assets available for
  Plan benefits................... $18,659        $ 7,657        $31,526        $25,316      $15,405     $3,255    $7,441
                                   =======        =======        =======        =======      =======     ======    ======


                                                               June 30, 1998 (continued)
                                   -----------------------------------------------------------------------------
                                    Science &    Equity   Spectrum    Equity     Small
                                   Technology    Income    Income      Index    Company    Participant    Total
                                      Fund        Fund      Fund       Trust  Growth Fund    Loans        Plan
                                   ----------   -------   --------    ------  -----------  -----------  --------
Assets
  Investments, at current value...  $10,777     $11,232    $2,536     $4,199      $525       $5,147     $143,633
  Cash and cash equivalents.......       --          --        --         --        --           --           63
                                    -------     -------    ------     ------      ----       ------     --------
                                     10,777      11,232     2,536      4,199       525        5,147      143,696
  Interfund receivable(payable)...        8           6         2          4         1           --           --
                                    -------     -------    ------     ------      ----       ------     --------
Net assets available for
  Plan benefits...................  $10,785     $11,238    $2,538     $4,203      $526       $5,147     $143,696
                                    =======     =======    ======     ======      ====       ======     ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

        Changes in net assets available for Plan benefits by fund (in thousands):

                                                                  Year ended June 30, 1997
                                        -----------------------------------------------------------------------------
                                                    Disci-                                Western   Inter-
                                                   plined   Blue                Stable    Digital  national Small-Cap
                                         Puritan   Equity   Chip     Magellan   Value     Common    Stock    Value
                                          Fund      Fund    Fund       Fund     Fund    Stock Fund  Fund      Fund
                                        --------   ------  ------    --------  -------  ---------- ------   ---------
Additions to net assets:
  Participants' contributions.........  $ 1,134    $  177  $  657    $ 1,562   $ 2,044   $ 1,612   $  432    $  655
  Employer's contributions............      320        38     147        440       555       329       99       144
  Employer's profit sharing
    contribution......................      647        --     348        896     2,254       998      242       356
  Interest and dividend income........    1,711        72     199        735     1,285        --       55       195
  Realized/unrealized gain (loss).....    1,432       157     645      4,554        --    18,705      357       635
                                        -------    ------  ------    -------   -------   -------   ------    ------
     Total additions..................    5,244       444   1,996      8,187     6,138    21,644    1,185     1,985
                                        -------    ------  ------    -------   -------   -------   ------    ------
Deductions from net assets:
  Participant distributions paid......      996        24      75      1,257     2,283     2,420        1        64
  Net forfeitures transferred
   out (in)...........................      (25)       (1)    (11)       (40)      144        (7)      (7)      (11)
                                        -------    ------  ------    -------   -------   -------   ------    ------
     Total deductions................       971        23      64      1,217     2,427     2,413       (6)       53
                                        -------    ------  ------    -------   -------   -------   ------    ------
Net interfund transfers..............    (2,037)   (1,234)     86     (6,419)    1,895     5,357      531     1,156
                                        -------    ------  ------    -------   -------   -------   ------    ------
Increase (decrease) in net assets
     available for Plan benefits.....     2,236      (813)  2,018        551     5,606    24,588    1,722     3,088
Net assets available for Plan
  benefits at:
   Beginning of year.................    14,123       813   2,453     23,969    20,421    12,957    1,440     2,202
                                        -------    ------  ------    -------   -------   -------   ------    ------
   End of year.......................   $16,359    $   --  $4,471    $24,520   $26,027   $37,545   $3,162    $5,290
                                        =======    ======  ======    =======   =======   =======   ======    ======

                                                      Year ended June 30, 1997 (continued)
                                       --------------------------------------------------------------------
                                                                               Small
                                        Science &  Equity  Spectrum  Equity   Company
                                       Technology  Income   Income   Index    Growth   Participant  Total
                                          Fund      Fund     Fund    Trust     Fund       Loans     Plan
                                       ---------- -------  --------  ------   -------  ----------- -------
Additions to net assets:
  Participants' contributions.........  $ 1,585   $  850    $ 248    $   9    $   4       $  --   $ 10,969

  Employer's contributions............      345      195       50        2        1          --      2,665
  Employer's profit sharing
    contribution......................      709      498      114       61       19          --      7,142
  Interest and dividend income........      913      400       59       --       --         349      5,973
  Realized/unrealized gain (loss).....      (83)     927       32       --       --          --     27,361
                                        -------   ------    -----    -----    -----       -----   --------
     Total additions..................    3,469    2,870      503       72       24         349     54,110
                                        -------   ------    -----    -----    -----       -----   --------

Deductions from net assets:
  Participant distributions paid....         96       65        1       --       --          52      7,334
  Net forfeitures transferred
   out (in).........................        (23)     (13)      (4)      (1)      (1)         --         --
                                        -------   ------    -----    -----    -----       -----   --------
     Total deductions...............         73       52       (3)      (1)      (1)         52      7,334
                                        -------   ------    -----    -----    -----       -----   --------
Net interfund transfers.............       (646)   1,251       60       --       --          --         --
                                        -------   ------    -----    -----    -----       -----   --------

Increase (decrease) in net assets
     available for Plan benefits....      2,750    4,069      566       73       25         297     46,776
Net assets available for Plan
  benefits at:
   Beginning of year................      6,412    3,410      563       --       --       3,898     92,661
                                        -------  -------  -------    -----    -----      ------   --------
   End of year......................    $ 9,162  $ 7,479  $ 1,129    $  73    $  25      $4,195   $139,437
                                        =======  =======  =======    =====    =====      ======   ========

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

     Changes in net assets available for Plan benefits by fund (in thousands):

                                                                     Year ended June 30, 1998
                                        ----------------------------------------------------------------------------
                                                                                      Western    Inter-
                                                       Blue                 Stable    Digital    national  Small-Cap
                                         Puritan       Chip     Magellan     Value     Common     Stock     Value
                                          Fund         Fund       Fund       Fund    Stock Fund   Fund       Fund
                                        ---------    -------    --------   --------  ----------  --------  ---------
Additions to net assets:
  Participants' contributions.......... $    912      $  953     $ 1,689    $ 2,821   $  1,961    $  511    $  889
  Employer's contributions.............      250         185         376        561        467       109       179
  Interest and dividend income.........    1,411         287       1,962      1,474         (3)      149       447
  Realized/unrealized gain (loss)......    1,582       1,231       5,147         --    (23,110)      (60)      591
                                         -------     -------     -------    -------   --------    ------    ------
     Total additions...................    4,155       2,656       9,174      4,856    (20,685)      709     2,106
                                         -------     -------     -------    -------   --------    ------    ------
Deductions from net assets:
  Participant distributions paid.......      706         180       2,160      1,877      1,174       147       380
  Net forfeitures transferred
   out (in)............................       (2)         --           2         (4)         2        (1)       --
                                         -------     -------     -------    -------   --------    ------    ------
     Total deductions..................      704         180       2,162      1,873      1,176       146       380
                                         -------     -------     -------    -------   --------    ------    ------
Net interfund transfers................   (1,151)        710          (6)    (3,694)      (279)     (470)      425
                                         -------     -------     -------    -------   --------    ------    ------
Increase (decrease) in net assets
     available for Plan benefits           2,300       3,186       7,006       (711)   (22,140)       93     2,151
Net assets available for Plan
  benefits at:
   Beginning of year...................   16,359       4,471      24,520     26,027     37,545     3,162     5,290
                                         -------     -------     -------    -------   --------    ------    ------
   End of year.........................  $18,659     $ 7,657     $31,526    $25,316   $ 15,405    $3,255    $7,441
                                         =======     =======     =======    =======   ========    ======    ======


                                                      Year ended June 30, 1997 (continued)
                                       --------------------------------------------------------------------
                                                                               Small
                                        Science &  Equity  Spectrum  Equity   Company
                                       Technology  Income   Income   Index    Growth   Participant   Total
                                          Fund      Fund     Fund    Trust     Fund       Loans      Plan
                                       ---------- -------  --------  -------   ------- -----------  -------
Additions to net assets:
  Participants' contributions.........  $ 1,346   $ 1,355   $  368   $   547    $  116    $   --    $ 13,468
  Employer's contributions............      311       255       67       100        20        --       2,880
  Interest and dividend income........      838       898      119        --        --       391       7,973
  Realized/unrealized gain (loss).....      469       786       39       641        46        --     (12,638)
                                        -------   -------   ------    ------    ------    ------    --------
     Total additions..................    2,964     3,294      593     1,288       182       391      11,683
                                        -------   -------   ------    ------    ------    ------    --------
Deductions from net assets:
  Participant distributions paid......      618       546       62        84        51      (561)      7,424
  Net forfeitures transferred
   out (in)...........................        1         2        2        (2)       --        --          --
                                        -------   -------   ------    ------    ------    ------    --------
     Total deductions.................      619       548       64        82        51      (561)      7,424
                                        -------   -------   ------    ------    ------    ------    --------
Net interfund transfers...............     (722)    1,013      880     2,924       370        --          --
                                        -------   -------   ------    ------    ------    ------    --------
Increase (decrease) in net assets
     available for Plan benefits......    1,623     3,759    1,409     4,130       501       952       4,259
Net assets available for Plan
  benefits at:
    Beginning of year.................    9,162     7,479    1,129        73        25     4,195     139,437
                                        -------   -------   ------    ------    ------    ------    --------
   End of year........................  $10,785   $11,238   $2,538    $4,203    $  526    $5,147    $143,696
                                        =======   =======   ======    ======    ======    ======    ========

                                                                      SCHEDULE I

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

           ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                  JUNE 30, 1998
                                 (IN THOUSANDS)

Identity of Issuer, Borrower,       Description of Investment,                                       Current
Lessor or Similar Party             Including Collateral or Par Value                Cost             Value
-----------------------------       ---------------------------------              ---------        ---------
Fidelity Retirement Services        880 shares Fidelity Puritan Mutual Fund        $  15,195        $  18,597

Fidelity Retirement Services        163 shares Fidelity Blue Chip Mutual Fund          5,956            7,651

Fidelity Retirement Services        287 shares Fidelity Magellan Mutual Fund          24,161           31,516

* T. Rowe Price Trust Company       25,372 shares T. Rowe Price Stable
                                    Value Mutual Fund                                 25,372           25,372

* T. Rowe Price Trust Company       213 shares T. Rowe Price International
                                    Stock Mutual Fund                                  2,973            3,252

* T. Rowe Price Trust Company       310 shares T. Rowe Price Small-Cap
                                    Value Mutual Fund                                  6,476            7,437

* T. Rowe Price Trust Company       340 shares T. Rowe Price Science
                                    & Technology Mutual Fund                          10,461           10,777

* T. Rowe Price Trust Company       412 shares T. Rowe Price Equity
                                    Income Mutual Fund                                 9,774           11,232

* T. Rowe Price Trust Company       215 shares T. Rowe Price Spectrum
                                    Income Mutual Fund                                 2,487            2,536

* T. Rowe Price Company             144 shares T. Rowe Price Equity Index Trust
                                    Mutual Fund                                        3,624            4,199

Warburg Pincus Funds                33 shares of Warburg Pincus Small Company
                                    Growth Portfolio Mutual Fund                         503              525

* Western Digital Corporation       1,303 shares common stock; $.01 par value         26,263           15,392

* Plan Participants                 854 participant loans with annual interest
                                    rates ranging from 7% to 10%                       5,147            5,147
                                                                                   ---------        ---------
                                                                                   $ 138,392        $ 143,633
                                                                                   =========        =========

------------------
* These entities are considered "parties in interest" under the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 because they either provide services to the Plan or are an employer whose employees are covered by the Plan.

                 See accompanying independent auditors' report.

                                                                     SCHEDULE II


     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

            ITEM 27B -- SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

                            YEAR ENDED JUNE 30, 1998


                          Original   Amount     Report                                              Amount Overdue
Identity of                Amount   Received     Year    Unpaid    Issue     Maturity   Interest  -------------------
Obligator                 of Loan   Principal  Interest  Balance    Date       Date       Rate    Principal  Interest
-------------             --------  ---------  --------  -------   -------   --------   --------  ---------  --------
Loans in Default
  (in thousands):

Ladick, Andrew J.           $13       $ --       $ --     $ 12     7/25/94    12/15/04     8.25%     $12       $ 5

Ledbetter, Letty              5         --         --        4     1/18/94     2/15/99     7.00%       4        --

Tinajero, Michelle S.         2         --         --        2     8/16/96     9/14/99     9.25%       2        --

Flores, Caroline J.          10         --         --       --     2/19/93      3/5/96     7.00%      --        --

Drown, Marlys I.              3         --         --        1     3/17/93     4/15/96     7.00%       1        --

Wollum, Glenn E.             17         --         --       16    10/23/95     11/1/99    10.00%      16         3

Ibale, Federico Y.           10         --         --        8      4/1/95      6/9/00     9.50%       8         1

Tran, Tot T.                  2         --         --        1      6/2/93     5/30/97     7.00%       1        --

Moore, Barbra L.             12         --         --        5    12/11/92    12/12/97     7.00%       5        --

Trussell, David M.            9         --         --        7      3/1/95     5/12/00     9.50%       7         1

Huang, Lipson S.             16         --         --       15     7/25/94    12/17/04     8.25%      15         6

Rachapaetayakom, Benjarong    3         --         --        3      2/1/95     3/31/00     9.50%       3         1

Vu, Chinh L.                  3         --         --       --     9/29/93    10/01/96     7.00%      --        --

                 See accompanying independent auditors' report.

                                                                    SCHEDULE III

     WESTERN DIGITAL CORPORATION RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                 ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS

                            YEAR ENDED JUNE 30, 1998

                                                                                                                  Current
                                                                                              Expense             Value of
                                                                                              Incurred            Asset on     Net
Identity of                                                     Purchase  Selling    Lease      with    Cost of  Transaction   Gain
Party Involved                 Description of Asset              Price     Price     Rental  Transaction  Asset     Date      (Loss)
--------------                 -------------------------------  --------  -------   -------- ----------- ------- -----------  ------
Series of Transactions in Excess of 5% of Current Value of the Plan's Assets (in thousands):

Fidelity Retirement Services   Fidelity Magellan Mutual Fund    $ 8,495   $    --    $   --   $   --     $ 8,495   $ 8,495   $   --

Fidelity Retirement Services   Fidelity Magellan Mutual Fund      4,848     5,558        --       --       4,848     5,558      710

Western Digital Corporation    Common Stock                      27,260        --        --       --      27,260    27,260       --

Western Digital Corporation    Common Stock                      20,422    25,112        --       --      20,422    25,112    4,690

T. Rowe Price Trust Company    T. Rowe Price Stable Value
                                 Mutual Fund                     24,762        --        --       --      24,762    24,762       --

T. Rowe Price Trust Company    T. Rowe Price Stable Value
                                 Mutual Fund                     21,516    21,516        --       --      21,516    21,516       --

T. Rowe Price Trust Company    T. Rowe Price Science
                                 & Technology Mutual Fund         6,149        --        --       --       6,149     6,149       --

T. Rowe Price Trust Company    T. Rowe Price Science &
                                 Technology Mutual Fund           3,985     4,084        --       --       3,985     4,084       99

T. Rowe Price Trust Company    T. Rowe Price Equity Income
                                 Mutual Fund                      6,133        --        --       --       6,133     6,133       --

T. Rowe Price Trust Company    T. Rowe Price Equity Income
                                 Mutual Fund                      2,306     2,539        --       --       2,306     2,539      233

Transactions in Excess of 5% of Current Value of the Plan's Assets:

None

                 See accompanying independent auditors' report.

                           WESTERN DIGITAL CORPORATION
                   RETIREMENT SAVINGS AND PROFIT SHARING PLAN

                                INDEX TO EXHIBITS

                                                                        Sequentially
Exhibit                      Description                                Numbered Page
-------                      -----------                                -------------
  23.                        Consent of Independent Auditors...........        22